Mail Stop 3561

July 29, 2009

David W. Joos
Chief Executive Officer
CMS Energy Corporation
One Energy Plaza
Jackson, Michigan  49201

> **Re:** **CMS Energy Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2009**
> **Filed April 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 10, 2009**
> **File No. 001-09513**

Dear Mr. Joos:

We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, as applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business, page 11

Business Segments, page 11

Consumers Financial Information, page 11

Consumers Electric Utility, page 12

Fuel Supply, page 14

1.  We note that your coal transportation contracts expire through 2009.  Please discuss your plans to renegotiate such contracts or otherwise provide for your coal transportation needs.

Exhibits

2.  Please ensure that you file all schedules and exhibits to the exhibits to your filing.  See Item 601(b)(10) of Regulation S-K.  As an example only, we note that you have not provided the exhibits to the Seventh Amended and Restated Credit Agreement filed as Exhibit 10(a) to the filing.  Please review the agreements filed as exhibits to your filing, and re-file complete agreements.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Elect Eleven Members to the Corporation's Board of Directors, page 11

3.  Please describe Mr. Lochner's business experience during the past five years in accordance with Item 401(e) of Regulation S-K.

Voting Security Ownership, page 13

4.  Please clarify the disclosure in the two tables that appear on page 13 to indicate whether they include shares that each person has the right to acquire within 60 days. Refer to Item 403 of Regulation S-K.

5.  Based on our review of the Restated Articles of Incorporation of Consumers Energy Company, the two series of preferred stock issued by the company are voting securities and, as such, should be included in the two tables that appear on page 13.  Please revise your disclosure or explain to us why such revision is unnecessary.  Refer to Item 403 of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director